Exhibit 18

February 28, 2013

The Board of Directors
Archer-Daniels-Midland Company
4666 Faries Parkway
Decatur, IL 62526

Ladies and Gentlemen:

Note 1 of Notes to the Consolidated Financial Statements of Archer-Daniels-Midland Company (the “Company”) included in its Form 10-KT for the transition period ended December 31, 2012 describes an accounting change regarding the date of the Company’s annual goodwill and indefinite-lived intangible asset impairment test from April 1 to October 1.  There are no authoritative criteria for determining which date is preferable based on the particular circumstances; however, we conclude that such a change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Sincerely,

/s/ Ernst & Young LLP

St. Louis, Missouri